SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

April 29, 2016

VIA EDGAR

James O’Connor, Esq. / Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fidus Investment Corporation –

Post-Effective Amendment No. 1 to Registration

Statement on Form N-2

Dear Mr. O’Connor and Ms. Churko:

On behalf of Fidus Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on April 15, 2016 and April 20, 2016 regarding the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form N-2 filed on March 3, 2016 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Legal Comments

1.	Comment: On page 4, the fund states that it “seeks to maintain a diversified portfolio of investments.” The Staff notes that the fund is non-diversified as that term is used in the 1940 Act, as stated on page 40. The fact that the fund is diversified under section 851(b)(3) does not permit the use of the term where it is non-diversified under the 1940 Act.

Response: The Company has made a revision to the disclosure to clarify when it is referring to diversification for the Investment Company Act of 1940 (the “1940 Act”) or regulated investment company (“RIC”) purposes. The remaining references to the term “diversification” are intended to describe an aspect of the Company’s investment strategy. As a result of this revision and the risk factor entitled “We are a non-diversified investment company within the meaning of the 1940 Act; therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer,” the Company does not believe that a stockholder would interpret the remaining references to the term “diversification” as a statement regarding the Company’s status as a diversified company under the 1940 Act.

Mr. James O’Connor

Ms. Kathy Churko

Division of Investment Management

April 29, 2016

2.	Comment: On page 4, please delete the “Maintaining portfolio diversification” bullet point.

Response: The Company has revised its disclosure in response to the Staff’s comment.

3.	Comment: On page 6, please add the substance of the following disclosure concerning the administrative services agreement with the Fund’s Advisor: “With respect to the administrative agreement with our Advisor, our board of directors reviews the methodology employed in determining how the expenses are allocated to us. Our board of directors assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors considers whether any third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to our Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs.”

Response: The Company has included the substance of the above-referenced disclosure in response to the Staff’s comment.

4.	Comment: On page 6, we note that the Fund will not lose its status as a RIC for failure to distribute 90% of its income and short-term gains. It will simply be subject to tax as a normal Subchapter C Corporation.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.	Comment: On page 8, we note that the disclosure on page 31 indicates that the fund will only sell at a price that approximates the current market price. Is there an inconsistency between this statement which appears to indicate that there will be no limit on the discount and the statement on page 31?

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

6.	Comment: Please delete the following language on page 9: “and distribute annually at least 90% of our realized net ordinary income and realized net short term capitals, if any, in excess of our net long term capital losses.” As noted, the requirement to distribute income and short-terms gains is not a qualification requirement under Subchapter M.

Mr. James O’Connor

Ms. Kathy Churko

Division of Investment Management

April 29, 2016

Response: Although the Company has elected not to delete the requested disclosure, the Company has revised the surrounding disclosure to clarify that the requirement to distribute income and short-term gains is not a qualification requirement under Subchapter M.

7.	Comment: On page 13, in footnote 7, please disclose how the hurdle rate is calculated e.g., as a percentage of adjusted capital or net income.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

8.	Comment: On page 13, footnote 9, please insert “as a percentage of net asset value attributable to common shares estimated for the current fiscal year” after “annual operating expenses.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

9.	Comment: On page 14, please include, in the explanatory paragraph following the Example, a second example where the five percent return results entirely from net realized capital gains, substantially the same as the following: “You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $ $ $ $ .”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

10.	Comment: Please clarify for us whether the ownership of the adviser by board members who are described in Section 57(b)(1) may create issues under Section 57(a)(1)-(4) and 57(i) that require exemptive relief.

Response: The Company confirms to the Staff that the ownership interests in the Adviser by its interested board members is consistent with the ownership interests in the Adviser by the interested board members of other business development companies and does not create issues under Section 57(a)(1)-(4) and 57(i) that would require exemptive relief.

Mr. James O’Connor

Ms. Kathy Churko

Division of Investment Management

April 29, 2016

11.	Comment: On page 23, as noted, the disclosure conflates two concepts. Just because the fund is unable to deduct dividends paid and is subject to normal Subchapter C double taxation does not mean that the fund has lost its status as a RIC. So long as it satisfies the asset and income the fund will maintain its status as a RIC.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

12.	Comment: On page 28, please revise the examples to show the effect of a 25% offering. Based on the previous disclosure it is not clear whether there is a limit on the discount at which shares may be sold. Please clarify this issue. The examples must disclose either the maximum percentage discount below which the Fund will not sell shares or that there is no limit on the discount at which the Fund may sell shares. Please create a fourth example in the table that shows the dilutive effective on a nonparticipating shareholder of a 25% issuance at a 25% discount. Please create a fourth column in the table that shows, alternatively, the dilutive effective on a nonparticipating shareholder of a 25% issuance at the maximum discount at which the Fund may sell shares or, if there is no limit on the discount, show the effect of a 25% issuance at a 100% discount.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

13.	Comment: On page 30, in the first bullet point under the risk factor “Regulations governing our operation as a BDC affect our ability to raise, and the way in which we raise, additional capital which may have a negative effect on our growth,” please delete “may be required to” from the third sentence and replace “may” with “will” in the fourth sentence.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

14.	Comment: On page 31, the Company states that “the price at which our common stock is to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities.” Please disclose whether there is a formal limit on the discount at which shares may be sold.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Mr. James O’Connor

Ms. Kathy Churko

Division of Investment Management

April 29, 2016

15.	Comment: On page 31, please insert “and the regulations and staff interpretations thereunder” after the sentence “We may also make rights offerings to our stockholders at prices per share less than the net asset value per share, subject to applicable requirements of the 1940 Act.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

16.	Comment: On page 40, as commented, to avoid confusing investors please delete previous statements that the fund’s portfolio is diversified.

Response: The Company respectfully refers the Staff to its response to Comment #1 above.

17.	Comment: On page 41, we remind the Company of the requirements of the last paragraph of Guide 1 of Form N-2.

Response: The Company advises the Staff on a supplemental basis that any prospectus supplement will include greater details regarding the time period in which the Company will invest the proceeds received in connection with each offering made under the Registration Statement.

18.	Comment: On page 46, you include a risk factor stating “If we issue auction rate preferred stock and you purchase such auction rate preferred stock, you may not be able to sell your auction rate preferred stock at an auction if the auction fails.” Please clarify whether the fund has any current intention of issuing auction rate shares.

Response: The Company advises the Staff that it does not currently intend to issue auction rate shares.

19.	Comment: On page 56, the Company includes a risk factor discussing the issuance of subscription rights, warrants or convertible debt that are exchangeable for its common stock. Will such rights be transferable?

Response: The Company advises the Staff that such rights may be transferrable.

20.	Comment: Please explain to us why it is not a conflict of interest for the chief compliance officer to also be the chief financial officer.

Response: The Company advises that Staff on a supplemental basis that it believes its Board of Directors, its audit committee and management team are able to actively monitor any potential conflicts of interests arising from the duties of both the chief compliance officer and the chief financial officer. For example, the chief compliance

Mr. James O’Connor

Ms. Kathy Churko

Division of Investment Management

April 29, 2016

officer submits annual and quarterly compliance reports at quarterly board meetings. The Board also reviews these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Similarly, the Board approves, and the audit committee and members of management review, the financial information prepared by our chief financial officer and her staff. Finally, the Board also monitors the allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staff members.

Accounting Comments

Portfolio Company Table

1.	Comment: The Staff notes that there is no cost listed for common equity in Lightning Diversion Systems, LLC, Channel Technologies Group, LLC or Anatrace Products, LLC. Please revise the chart accordingly or explain why such information has not been included.

Response: The Company advises the Staff that such investments have a cost of $0 as the Company has received return of capital distributions related to such investments, thereby reducing the cost basis to $0. However, the Company still maintains ownership of the security. Additional distributions received from a portfolio company with a cost basis of $0 would be treated as dividend income or realized gain depending on the nature of the distribution.

2.	Comment: The Staff notes that the Company’s investments in MedPlast LLC, inthinc Technology Solutions, Inc. and Caldwell & Gregory, LLC are currently only paying payment-in-kind (“PIK”) interest. Please confirm that this is correct. If not, please revise accordingly.

Response: The Company confirms the following securities are only paying PIK interest: MedPlast LLC – preferred equity, inthinc Technology Solutions, Inc. – subordinated note, and Caldwell & Gregory, LLC – subordinated note.

3.	Comment: Please explain why the cost of the revolving loan in MicroBiology Research Associates Inc. is negative.

Response: Microbiology Research Associates Inc. has not drawn on the $500,000 revolving loan commitment. The negative amount shown represents unaccreted closing fees.

4.	Comment: Please explain why there is no cost listed for the common equity of ACFP Management, Inc. and Westminster Cracker Company, Inc.

Mr. James O’Connor

Ms. Kathy Churko

Division of Investment Management

April 29, 2016

Response: The Company advises the Staff that such investments have a cost of $0 as the Company has received return of capital distributions related to such investments, thereby reducing the cost basis to $0. However, the Company still maintains ownership of the security. Additional distributions received from a portfolio company with a cost basis of $0 would be treated as dividend income or realized gain depending on the nature of the distribution.

Financial Statements and Notes to the Financial Statements

1.	Comment: On the Company’s Consolidated Schedule of Investments, we note that 47% of the Company’s portfolio is valued at par. Please explain why such a high percentage of the Company’s portfolio is valued at par.

Response: The Company determines the fair market values of its portfolio investments pursuant to valuation procedures adopted by and overseen by the Company’s Board of Directors. Such procedures take into consideration the requirements of ASC 820 as well as the Board of Directors’ obligations under the federal securities laws. The Company and its Board of Directors, in consultation with an independent valuation consultant, use a variety of valuation techniques and take into consideration a variety of inputs when determining fair value of a debt investment, including any anticipated prepayment premiums, the stated maturity of the debt security, whether a security is subject to no-call protection, whether a security is subject to make whole provisions and the probability of loss of principal due to a portfolio company’s inability to repay its obligation. We note that the Company generally intends to hold its loans to maturity. In addition, its portfolio companies generally have the right to repay the Company’s debt securities at any time for a value equal to par plus any applicable prepayment premiums. It is also worth noting that a majority of the Company’s investments are currently held in the Company’s wholly-owned subsidiaries organized as small business investment companies (SBICs). Due to financing restrictions imposed on SBICs by the Small Business Administration (SBA), none of the Company’s current debt investments have any no-call protections or make whole provisions. Moreover, the maximum prepayment premium allowed by SBA regulations is 105% in the first year stepping down to 1% annually thereafter. As a result, the maximum fair value for the Company’s current debt securities is par plus any applicable prepayment premiums. To the extent financing terms of future debt securities were to include other prepayment terms, the Company and the Board of Directors would consider such terms when determining the fair value of such securities.

2.	Comment: On page F-12, footnote (e) provides that, “The investment bears interest at a variable rate that is determined by reference to LIBOR, which is reset monthly.” Please provide additional detail in this footnote explaining if the LIBOR rate is the 1 month rate, 3 month rate or another rate.

Mr. James O’Connor

Ms. Kathy Churko

Division of Investment Management

April 29, 2016

Response: The Company will clarify in the footnote that the LIBOR rate is the 1 month rate beginning with its Form 10-Q for the quarter ended March 31, 2016.

3.	Comment: On page F-32, the Company notes that the SBA debentures are carried at cost and not fair value. Please explain why the SBA debentures are carried at cost.

Response: The Company estimates the fair value of the SBA debentures to equal the cost. The Company estimates the fair value by discounting remaining payments using current market rates for similar instruments and considers such factors as the legal maturity date and ability of market participants to prepay the debentures. The Company will clarify the language on page F-32 beginning with its Form 10-Q for the quarter ended March 31, 2016.

4.	Comment: On the second line of page F-36, the Company notes that the, “Borrowings under the Credit Facility bear interest, subject to the Company’s election, on a per annum basis equal to (i) the alternate base rate plus 2.5% or (ii) the applicable LIBOR Rate plus 3.5%.” Please explain what the “applicable LIBOR Rate” refers to or where it is disclosed.

Response: The “applicable LIBOR rate,” or LIBOR, refers to the London Interbank Offered Rate and is based on the Intercontinental Exchange Benchmark Administration Ltd. LIBOR varies depending on the period of the borrowing under the facility, which can range from one to six months. The Company has revised the disclosure accordingly in the Registration Statement and undertakes to update the disclosure included in the Company’s notes to its financial statements beginning with its Form 10-Q for the quarter ended March 31, 2016. In addition, the Company notes that a detailed description of the applicable LIBOR rate is included in the Company’s credit agreement, which is included as exhibit (k)(4) to this Registration Statement.

5.	Comment: In Note 7, Commitments and Contingencies, the Staff notes that the Company has six unfunded revolving loans and 3 unfunded loan commitments. Please disclose each unfunded commitment separately per portfolio company and, for each unfunded commitment, please disclose the amount and extended value of the unfunded commitment as of the date of the reporting period.

Response: The Company currently discloses the gross commitment, outstanding principal and fair value for each of the revolving loan and loan commitments on its Schedule of Investments. Beginning with its Form 10-Q for the quarter ended March 31, 2016, the Company will itemize the unfunded commitments per portfolio company in the notes to its financial statements.

6.	Comment: Please represent to the Staff whether the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its commitments.

Mr. James O’Connor

Ms. Kathy Churko

Division of Investment Management

April 29, 2016

Response: The Company reasonably believes its assets will provide adequate cover to allow it to satisfy all of its commitments.

7.	Comment: The Staff notes that the Company indicates that it has revolving loan commitments of $4.714 million as of the year ended December 31, 2015 but such number is $5.250 million in the Company’s Schedule of Investments. Please revise accordingly or explain the discrepancy.

Response: The Company confirms that as of December 31, 2015, it had $5.250 million in gross revolving loan commitments and $4.714 million of unfunded revolving loan commitments. The Company’s believes the addition of the table discussed in response to comment #5 above will further clarify the Company’s gross and unfunded revolving loan commitments.

8.	Comment: On page F-39, please provide the prices used to arrive at the average offering prices in the table under the column entitled, “Average Offering Price.”

Response: The “Average Offering Price” disclosed on page F-39 is an average of the share issuance prices under the at-the-market offering (“ATM Program”). Under the ATM Program, shares could be issued multiple times a day at the current market price. Given the volume of share prices for shares issued under the ATM Program, the Company believes the “Average Offering Price” provides the most useful information to a reader of its financial statements.

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In connection with the Staff’s review of the Company’s Registration Statement previously filed on March 3, 2016, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Mr. James O’Connor

Ms. Kathy Churko

Division of Investment Management

April 29, 2016

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0523.

Sincerely,
/s/ Lisa A. Morgan
Lisa A. Morgan